Exhibit 1
1. Commonwealth Bank of Australia Appoints New Auditor
Commonwealth Bank of Australia
ABN 48 123 123 124
The information contained in the Exhibit to this Form 6-K shall be incorporated by reference into the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-11964 and
333-11928), as such prospectus may be amended or supplemented from time to time

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COMMONWEALTH BANK APPOINTS NEW AUDITOR
Sydney, 12 December 2006. Following completion of a formal tender process the Commonwealth Bank will recommend to shareholders at its 2007 Annual General Meeting the appointment of PricewaterhouseCoopers as auditor effective from the beginning of the 2008 financial year.
The Bank’s current auditor, Ernst & Young, will remain responsible for the completion of the audit for the current financial year. Arrangements are being finalised between the Bank, PricewaterhouseCoopers and Ernst & Young to ensure a smooth transition to the new auditor.
Commenting on the appointment, Commonwealth Bank CEO, Ralph Norris said: “Following an intensive process the Board is pleased to recommend the appointment of PricewaterhouseCoopers as the Bank’s new auditor. We would like to thank our current auditor, Ernst & Young, for its valuable contribution over the last decade and we look forward to our continuing relationship”.
ENDS
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